Exhibit 99.2

Melco Resorts Finance Limited’s Recent Updates

In this update, “we,” “us,” “our,” and “Group” refer to Melco Resorts Finance Limited (“Melco Resorts Finance”), a wholly-owned subsidiary of Melco Resorts & Entertainment Limited, and Melco Resorts Finance’s consolidated subsidiaries, collectively, and the “Company” refers to Melco Resorts Finance.

FORWARD-LOOKING STATEMENTS

This update contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. All statements other than statements of historical fact in this update are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•	our goals and strategies;

•	the material impact of the global COVID-19 pandemic on our business, financial results and liquidity, which could worsen and persist for an unknown duration;

•	the reduced access to our target markets due to travel restrictions, and the potential long-term impact on customer retention;

•	the expected growth of the gaming and leisure market in Macau and visitation in Macau;

•

restrictions or conditions on visitation by citizens of mainland China to Macau, including in connection with the COVID-19 pandemic, such as the significant travel restrictions currently in place for entry into Macau, with respect to which we are unable to predict when all, or any of, such travel restrictions will be eased, or the period of time required for tourism to return to pre-pandemic levels (if at all);

•

the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, such as COVID-19 pandemic, extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks or other acts of violence;

•	general domestic or global political and economic conditions, including in China and Hong Kong, which may impact levels of travel, leisure and consumer spending;

•	our ability to successfully operate our casinos;

•	our ability to extend or renew our gaming subconcession beyond its current expiration date in 2022;

•	our ability to obtain or maintain all required governmental approval, authorizations and licenses for our operations;

•	our compliance with conditions and covenants under the existing and future indebtedness;

•	capital and credit market volatility;

•	our ability to raise additional capital, if and when required;

•	our entering into new development and construction projects and new ventures in or outside of Macau;

•	construction cost estimates for our development projects, including projected variances from budgeted costs;

•

increased competition from other casino hotel and resort projects in Macau and elsewhere in Asia, including the three concessionaires (SJM, Wynn Macau and Galaxy) and subconcessionaires (including MGM Grand and Venetian Macau) in Macau;

•	government policies and regulation relating to the gaming industry, including gaming license approvals in Macau and the legalization of gaming in other jurisdictions, and the leisure market in Macau;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the tightened control of certain cross-border fund transfers from the PRC;

•	the completion of infrastructure projects in Macau;

•	our ability to retain and increase our customers;

•	our ability to offer new services and attractions;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	our future business development, financial condition and results of operations;

•	the expected growth in, market size of and trends in the market in Macau;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for and market acceptance of our brand and business;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	our ability to protect our intellectual property rights;

•	growth of and trends of competition in the gaming and leisure market in Macau;

•	general economic and business conditions globally and in Macau;

•	the outcome of any current and future litigation; and

•	other factors described under “Risk Factors”.

You should read this update with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this update include additional factors which could adversely impact our business and financial performance. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and in an evolving and heavily regulated environment. We have a highly leveraged business model. New risk factors and uncertainties may emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this update relate only to events or information as of the date on which the statements are made in this update. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this update completely and with the understanding that our actual future results may be materially different from what we expect.

This update also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

PRESENTATION OF FINANCIAL INFORMATION

This update contains non-GAAP financial measures and ratios, including Adjusted EBITDA that are not required by, or presented in accordance with, U.S. GAAP. We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. We use non-GAAP financial measures as measures of the operating performance of our business and to compare the operating performance of our business with that of our competitors. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies, since they are not uniformly defined, and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results reported under U.S. GAAP. Non-GAAP financial measures and ratios are not measurements of our performance under U.S. GAAP and should not be considered as alternatives to operating income or net profit or any other performance measures derived in accordance with U.S. GAAP or any other generally accepted accounting principles. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements that would be required for such replacements; and

•	some of the items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will in the future be made.

SUMMARY

Recent Developments

Impact of the COVID-19 Outbreak and Preliminary Fourth Quarter of 2020 Information

In December 2019, an outbreak of COVID-19 was identified and has since spread throughout much of the world. The COVID-19 outbreak had an adverse effect on our results of operations and financial condition for the nine months ended September 30, 2020, which has persisted into the fourth quarter of 2020 and is expected to persist into at least a portion of 2021.

Our casino operations in Macau were closed for a 15-day period in February 2020 and resumed operations on a reduced basis on February 20, 2020, with Altira Macau resuming operation on February 24, 2020. Certain health safeguards, such as limiting the number of seats per table game, slot machine spacing, temperature checks, mask protection, and health declarations were implemented and remain in effect at the present time. Additionally, visitation to Macau has fallen significantly since the outbreak of COVID-19. According to the DSEC, total visitation from mainland China to Macau decreased by 85.9% in the nine months ended September 30, 2020, compared to the same period in 2019 and by 77.0% and 71.0% in October 2020 and November 2020, respectively, as compared to the same periods in 2019. The decrease in visitation is driven by the outbreak’s strong deterrent effect on travel and social activities, the Chinese government’s suspension or reduced availability of its visa and group tour schemes that allow mainland Chinese residents to travel to Macau, quarantine measures, travel and entry restrictions and conditions in Macau, Hong Kong and certain cities and regions in mainland China, the suspension of ferry services and other modes of transportation regionally. At present, bans on entry or enhanced quarantine requirements remain in place for people attempting to enter Macau, depending on various conditions such as the usual visa requirements, their COVID-19 test results, purpose of visit, recent travel history and/or other conditions as applicable. Quarantine requirements for those traveling between Hong Kong and Macau have been announced to remain effective until at least March 31, 2021. On December 21, 2020, the Macau government announced that generally, individuals who have been to countries and regions other than mainland China and Taiwan in the preceding 21 days are required to undergo a mandatory 21-day quarantine upon entry into Macau from mainland China, Taiwan or Hong Kong. Foreigners continue to be unable to enter Macau, except if they have been in mainland China in the preceding 21 days and are eligible for an exemption application.

While most of the abovementioned travel restrictions and quarantine requirements continue to weigh on visitation to Macau, beginning in June 2020 certain of these restrictions are being eased as certain regions gradually recover from the COVID-19 outbreak. Quarantine-free travel, subject to COVID-19 safeguards such as testing and the usual visa requirements, was reintroduced between Macau and an increasing number of areas and cities within mainland China in progressive phases from June to August 2020, commencing with an area in Guangdong Province, which is adjacent to Macau, and expanding to additional areas and major cities within Guangdong Province, followed by most other areas of mainland China. On September 23, 2020, PRC authorities fully resumed the IVS exit visa program, which permits individual PRC citizens from nearly 50 PRC cities to travel to Macau for tourism purposes. Despite these developments, our operations continue to be impacted by significant travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong, and certain provinces in China on visitors traveling to and from Macau, and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as COVID-19 developments unfold. Additionally, health-related precautionary measures remain in place at our properties in Macau, which could continue to impact visitation and customer spending. We are currently unable to determine when these measures will be lifted from additional regions and lifted measures may be reintroduced if there are adverse developments in the COVID-19 situation in Macau and other regions with access to Macau.

As the disruptions from the COVID-19 outbreak are ongoing, any recovery from such disruptions will depend on future developments, such as the successful development and distribution and widespread acceptance of safe and effective vaccines, the development of effective treatments for COVID-19, duration of travel and visa restrictions and customer sentiment and behavior, including the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which are highly uncertain. In recent weeks, a number of COVID-19 vaccines have been approved in various countries. However, the production, distribution and administration of any such vaccines on a widespread basis may take a significant amount of time, and there can be no assurances as to the long-term safety and efficacy of such vaccines or if the current vaccines will be effective against new strains of the coronavirus that causes COVID-19. Moreover, even if the COVID-19 pandemic subsides, there is no guarantee that travel and consumer sentiment will rebound quickly or at all.

As of November 30, 2020, we held cash and cash equivalents of US$871.9 million and restricted cash of US$0.3 million. Restricted cash represents certain bank account balances required to be maintained in accordance with the terms of the 2015 Credit Facilities. We also had a HK$14.85 billion (equivalent to US$1.92 billion) revolving credit facility under the 2020 Credit Facilities, of which HK$12.91 billion (equivalent to US$1.67 billion) was available for drawdown as of November 30, 2020, subject to certain conditions precedent. As of November 30, 2020, the total principal amount of our outstanding indebtedness was US$4.1 billion, consisting of the 2017 Notes due 2025 with a principal amount of US$1.0 billion, the 2019 Notes due 2026 with a principal amount of US$500 million, the 2019 Notes due 2027 with a principal amount of US$600 million, the Original Notes due 2029 with a principal amount of US$900 million, the 2020 Notes due 2028 with a principal amount of US$850 million, the 2015 Credit Facilities due 2022 with a drawdown of principal amount of HK$1.0 million (equivalent to US$129,000) and the 2020 Credit Facilities due 2025 with a drawdown of principal amount of HK$1.94 billion (equivalent to US$250 million).

We expect that gross gaming revenues in Macau will continue to be negatively impacted by the significant travel bans or restrictions, visa restrictions and quarantine and social distancing requirements so long as these restrictions remain in place. We have taken various mitigating measures to manage through the COVID-19 outbreak challenges, such as implementing a cost reduction program to minimize cash outflow of non-essential items and rationalizing our capital expenditure program with deferrals and reductions which benefits our balance sheet. As a result of the implementation of these measures and reflecting a revenue mix based on our current results, we expect to achieve break-even Adjusted EBITDA upon reaching approximately 25% to 30% of our historical gross gaming revenues run-rate. Our combined gross gaming revenues during October and November 2020 increased by approximately 94% compared to those in the third quarter of 2020.

Although Macau’s gross gaming revenues decreased by 69.7% from US$9,039.5 million in the fourth quarter of 2019 to US$2,735.5 million in the fourth quarter of 2020, and total visitation from mainland China to Macau decreased by 74.2% from approximately 4.4 million in October and November 2019 to approximately 1.1 million in October and November 2020, Macau’s gross gaming revenue in the fourth quarter of 2020 increased by 347.0% from US$612.0 million in the third quarter of 2020, and the total visitation to Macau from mainland China in November and October increased by 42.7% and 30.8%, respectively, from approximately 412,000 in September 2020.

The discussion above is based on preliminary financial information available to us. Actual results could differ materially from the information discussed above. This information reflects management’s current views and expectations and may change as a result of management’s review of results and other factors, including the wide variety of business, economic and competitive risks and uncertainties or items described under “Forward-Looking Statements,” including factors that affect the Macau gaming industry generally. Prospective investors should exercise caution in relying on this information and should not draw any inferences from this information regarding financial or operating data not yet provided or available. This preliminary information is subject to the completion and the preparation of the condensed consolidated financial statements as of and for the year ended December 31, 2020.

RISK FACTORS

Risks Relating to Business and Operations

Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.

A significant number of the gaming customers of our properties come from, and are expected to continue to come from, China. Any travel restrictions imposed by China could negatively affect the number of patrons visiting our properties from China. Since mid-2003, under the Individual Visit Scheme, or IVS, Chinese citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. The Chinese government has in the past restricted and loosened IVS travel frequently and may continue to do so from time to time and it is unclear whether such measures will become more restrictive in the future. A decrease in the number of visitors from China would adversely affect our results of operations.

In addition, certain policies and campaigns implemented by the Chinese government may lead to a decline in the number of patrons visiting our properties in Macau and the amount of spending by such patrons. The strength and profitability of the gaming business depends on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Initiatives and campaigns undertaken by the Chinese government in recent years have resulted in an overall dampening effect on the behavior of Chinese consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the Chinese government’s ongoing anti-corruption campaign has had an overall dampening effect on the behavior of Chinese consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting our properties may be affected by the Chinese government’s focus on deterring marketing of gaming to Chinese mainland residents by casinos and its initiatives to tighten monetary transfer regulations, increase monitoring of various transactions, including bank or credit card transactions, and reduce the amount that China-issued ATM cardholders can withdraw in each withdrawal and impose a limit on the annual aggregate amount that may be withdrawn. For example, it has been reported that in December 2020, the Standing Committee of the China’s National People’s Congress amended China’s criminal laws such that anyone that organizes trips for mainland Chinese for the purpose of gambling outside of mainland China, including Macau, may be deemed to have conducted a criminal act and such amendment is expected to take effect on March 1, 2021. Prior convictions of staff of a foreign casino in China in relation to gaming-related activities in China have also created regulatory uncertainty on marketing activities in China.

We depend upon gaming promoters for a portion of our gaming revenues and if we are unable to establish, maintain and increase the number of successful relationships with gaming promoters or if the financial resources of our gaming promoters are insufficient to allow them to continue doing business in Macau or our gaming promoters are otherwise restricted from doing business, our results of operations could be adversely impacted.

Customers introduced to us by gaming promoters are responsible for a significant portion of our gaming revenues in Macau. For the year ended December 31, 2019 and the nine months ended September 30, 2020, 23.5% and 25.2% of our casino revenues, respectively, were derived from customers sourced through our rolling chip gaming promoters. With the rise in casino operations in Macau, the competition for relationships with gaming promoters has increased and is expected to continue to increase. If we are unable to utilize, maintain and/or develop relationships with gaming promoters, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters. As competition intensifies, we may therefore need to offer better terms to gaming promoters, including extensions of credit, which may increase our overall credit exposure.

In addition, gaming promoters may encounter difficulties in attracting patrons to come to Macau and measures adopted by the PRC and/or Macau governments could adversely impact the operations of our gaming promoters. For example, gaming promoters may experience decreased liquidity, limiting their ability to grant credit to their patrons, resulting in decreased gaming volume in Macau. Credit already extended by our gaming promoters may become increasingly difficult to collect. Also, in the event the Macau government reduces the cap on the commission rates payable to gaming promoters, gaming promoters’ incentives to bring travelers to casinos in Macau would be further diminished, and certain of the gaming promoters may be forced to cease operations or divert the travelers to other regions. This inability to attract sufficient patrons, settle accounts with patrons, grant credit and collect amounts due in a timely manner may negatively affect our gaming promoters’ operations, causing them to wind up or liquidate their operations, and as a result, our ability to maintain or grow casino revenues and our ability to recover credit extended may be adversely affected. The inability of gaming promoters to settle accounts with their patrons may expose such gaming promoters to litigation proceedings initiated by affected patrons, which may also expose us to additional litigation risk.

Further, it has been reported that in December 2020, the Standing Committee of the China’s National People’s Congress amended China’s criminal laws such that anyone that organizes trips for mainland Chinese for the purpose of gambling outside of mainland China, including Macau, may be deemed to have conducted a criminal act, and such amendment is expected to take effect on March 1, 2021. It is currently unclear whether and to what extent this amendment will adversely impact the operations of our gaming promoters or our ability to derive customers through our relationships with gaming promoters in the future.

Definitions

“2015 Credit Facilities” refers to the HK$13.65 billion (equivalent to US$1.75 billion based on the exchange rate on the transaction date) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau Limited, our subsidiary and as borrower, comprising a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500 million based on the exchange rate on the transaction date) with a term of six years (the “2015 Term Loan Facility”) and the 2015 Revolving Credit Facility, and following the repayment of all outstanding loan amounts, together with accrued interest and associated costs on May 7, 2020, other than the HK$1.0 million (equivalent to approximately US$129,000) which remained outstanding under the 2015 Term Loan Facility and the HK$1.0 million (equivalent to approximately US$129,000) revolving credit facility commitment which remained available under the 2015 Revolving Credit Facility, all other commitments under the 2015 Credit Facilities were cancelled;

“2015 Revolving Credit Facility” refers to a multi-currency revolving credit facility dated June 19, 2015 of HK$9.75 billion (equivalent to US$1.25 billion based on the exchange rate on the transaction date) with a term of five years, as cancelled and amended as described in the definition of 2015 Credit Facilities above;

“2017 Notes due 2025” refers to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 issued by Melco Resorts Finance, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 and US$350.0 million in aggregate principal amount was issued on July 3, 2017;

“2019 Notes due 2026” refers to Melco Resorts Finance’s US$500 million 5.250% senior notes due 2026 issued in April 2019;

“2019 Notes due 2027” refers to Melco Resorts Finance’s US$600 million 5.625% senior notes due 2027 issued in July 2019;

“2020 Notes due 2028” refers to the US$850 million aggregate principal amount of 5.750% senior notes due 2028 issued by Melco Resorts Finance, of which US$500.0 million in aggregate principal amount was issued on July 21, 2020 and US$350.0 million in aggregate principal amount was issued on August 11, 2020;

“2020 Credit Facilities” refers to the senior facilities agreement dated April 29, 2020, entered into between, among others, MCO Nominee One, as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for a term of five years;

“Adjusted EBITDA” refers to net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, and other non-operating income and expenses;

“DSEC” refers to the Statistics and Census Service of Macau, a department of the government of Macau;

“Galaxy” refers to Galaxy Casino, S.A., one of the three holders of a concession for the operation of casino games in Macau;

“IVS” the Individual Visa Scheme that allows citizens of mainland China to obtain visas to visit Macau and Hong Kong individually and not as part of a tour group;

“Melco Resorts” and “Parent” refer to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the Nasdaq Global Select Market;

“MGM Grand” refers to MGM Grand Paradise, S.A., one of the three holder(s) of a subconcession for the operation of casino games in Macau;

“Original Notes” refers to Melco Resorts Finance’s US$900 million 5.375% senior notes due 2029 issued in December 2019;

“SEC” refers to the U.S. Securities and Exchange Commission;

“SJM” refers to Sociedade de Jogos de Macau, S.A., one of the three holders of a concession for the operation of casino games in Macau;

“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

“Wynn Macau” refers to Wynn Resorts (Macau) S.A., one of the three holders of a concession for the operation of casino games in Macau.

The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes are required to inform themselves about, and to observe, any such restrictions. This document is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein or any securities of the Company or Melco Resorts. Nothing in this document constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Safe Harbor Statement

This document contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, or industry and the global economy, (ii) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this document is as of the date of this document, and the Company undertakes no duty to update such information, except as required under applicable law.